

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

October 30, 2009

<u>VIA U.S. MAIL and FACSIMILE</u>

Marliss D. Johnson
Vice President
Ampco-Pittsburgh Corporation
600 Grant Street, Suite 4600
Pittsburgh, PA 15219

> **RE:** **Ampco-Pittsburgh Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-898**

Dear Ms. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Consolidated Results of Operations Overview

The Corporation, page 18

1.   We note the references throughout the filing to the "variable-index surcharge program," and specifically to its impact on gross margin. Please tell us and provide disclosure in future filings explaining the variable-index surcharge program and how it impacts the cost of steel scrap and alloys.

Air and Liquid Processing, page 20

2.   We see the discussion of the non-GAAP measure, operating income before charge for asbestos litigation. Please tell us how this presentation complies with the requirements of Item 10(e) of Regulation S-K and Question 8 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in June 2003. Under Item 10(e), registrants are not permitted to adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual if the nature of the item is such that it is reasonably likely to recur within two years or there was a similar charge in the prior two years. Alternatively, remove these measures from future filings.

3.   Please tell us and disclose in future filings the reasons for the significant increase in the asbestos accrual at December 31, 2008, including the specific events and circumstances that resulted in the significant additional charges being recorded in fiscal 2008. In addition, explain the reason that amount of the asbestos liability that is expected to be covered by insurance decreased significantly at December 31, 2008.

4.   We note your discussion on page 12 that HR&A's analysis for asbestos liabilities claims was updated in 2008, and additional reserves were established by the Corporation at December 31, 2008 for asbestos liability claims pending or projected to be asserted through 2018. We also note that the methodology used by HR&A in their current projection was substantially the same as the methodology employed in their 2006 estimate. Please tell us whether there were any changes in assumptions, such as your projected future claims based on recent claims experience, that resulted in the significant increase in the accrual recorded in fiscal 2008.

Item 8. Financial Statements and Supplementary Data, page 26

Note 1. Summary of Significant Accounting Policies, page 30

Revenue Recognition, page 32

5.   Please tell us and revise future filings to disclose a more detailed discussion on your revenue recognition policy. To the extent applicable, please discuss your specific policies with regard to customer acceptance, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. Please demonstrate that your policies are SAB 104 compliant.

Note 17. Litigation, page 43

Asbestos Claims, page 43

6.   Please tell us and disclose in future filings the reason for the significant increase in gross settlement and defense costs per claims resolved in fiscal 2008 and how this was considered in your determination of the amount of the asbestos liability accrual at December 31, 2008.

7.   We reference the disclosure on page 44 that you recorded your reserve for asbestos liability claims "based" on an analysis provided by Hamilton, Rabinovitz & Alschuler, Inc. We also note your disclosure that the Claro Group assisted in analyzing potential recoveries from relevant historical insurance for Asbestos Liability. Please tell us the nature and extent of the third-party's involvement in your decision-making process associated with the asbestos valuations. Please consider the requirements of Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Item 11. Executive Compensation, page 54

8.   We note from your discussion on page 10 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific income from operations target to be achieved in order for Messrs. Paul, Siddons and Kenny to earn their respective incentive bonus plan awards for 2008. Please disclose those targets in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S−K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide

appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

9.   As a related matter, please ensure that your disclosure in applicable future filings explains how the achievement of goals relates to the amounts awarded under your incentive bonus plan. For example, you disclose that the maximum payment to Messrs. Paul and Siddons for 2008 was 40% of their respective base salaries. You also disclose that your operating income results exceeded the target. Given this, it is unclear why Messrs. Paul and Siddons only received a bonus equal to 28% of their base salary, rather than 40% of their base salary. Please revise future filings to clarify. For example, do different levels of achievement yield different payouts, as indicated by the first table on page 13 of your proxy statement?

Item 13. Certain Relationships and Related Transactions . . ., page 57

10.   In your applicable future filings, please provide the disclosure required by Item 404(b) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 59

11.   Please tell us why the certifications you filed pursuant to Regulation S-K Item 601(b)(31) and (b)(32) are dated one week earlier than the date on which you filed your annual report on Form 10-K. Also tell us whether any changes were made to that annual report after the date of the certifications and before that report was filed, and whether you intend to do this in future filings.

Signatures, page 60

12.   Please tell us how you believe the signatures comply with the requirements of Form 10-K. For example, we note you have not included the signatures of your principal executive officer and principal financial officer below the second paragraph of text required on the signatures page. Please tell us how your signatures will appear in future filings. Further, please ensure that your future filings clearly identify the individuals who are signing as your principal accounting officer or controller.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief